Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247)
PASSING OF MR. SHELDON GARY ADELSON

The board of directors (the “Board”) of Sands China Ltd. (the “Company”, and together with its subsidiaries, the “Group”) announces with great sadness that Mr. Sheldon Gary Adelson, the Company’s founder, Chairman and Chief Executive Officer, and a Non-Executive Director of the Company passed away in the United States on January 11, 2021 from complications related to treatment for non-Hodgkin’s lymphoma.

The Board would like to express its deepest sorrow for the passing of Mr. Adelson and conveys its condolences to his family. The Board would also like to express its sincere appreciation for the tremendous and immeasurable contribution to the Group by Mr. Adelson over the years.

An extract of a press release issued by our Company’s controlling shareholder, Las Vegas Sands Corp. (“LVS” or “Las Vegas Sands”) is set forth below:

Our founder and visionary leader, Sheldon G. Adelson, passed away last night at the age of 87 from complications related to treatment for non-Hodgkin’s Lymphoma. Born to immigrant parents and raised in a poor section of Boston, Mr. Adelson went from a teenager selling newspapers on a street corner to becoming one of the world’s most successful entrepreneurs.

His achievements in the integrated resort and hospitality industry are well-documented. In Las Vegas, Macao and Singapore, Mr. Adelson’s vision for integrated resorts transformed the industry, changed the trajectory of the company he founded, and reimagined tourism in each of those markets. His impact on the industry will be everlasting.

Mr. Adelson was the first employee of Las Vegas Sands – “Team Member Number One” he liked to say. Today, more than 50,000 Sands team members have Dr. Adelson and the entire Adelson family in their thoughts and prayers and are grateful to have had their lives touched by a true force of nature.

When the pandemic disrupted daily routines and dramatically impacted his business, Mr. Adelson was adamant that our Team Members across the globe continue to receive full pay and health care benefits even while the buildings in which they worked were closed. There are countless additional untold stories of his warmth and generosity – efforts for which he never sought recognition or publicity and would only reply with a smile if asked about them.

While his business credentials – having started or been involved in more than 50 different enterprises - are unquestioned, his dedication to philanthropy and commitment to his family will truly be his legacy. He will be missed by people from all parts of the world who were touched by his generosity, kindness, intellect and wonderful sense of humor.

The Adelson family asks for privacy as they mourn Mr. Adelson’s passing. A funeral will be held in Israel, the birthplace of Dr. Miriam Adelson, with plans for a memorial service held in Las Vegas to be announced at a later date.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, January 12, 2021

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Directors:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.

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